 January 26, 2021

VIA EDGAR TRANSMISSION

Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Broadscale Acquisition Corp.
Draft Registration Statement on Form S-1 Filed December 31, 2020 File No. 377-03982

Dear Ms. Haywood:

On behalf of Broadscale Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to the Company dated January 26, 2021, relating to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”) filed with the Commission on December 31, 2020. We are concurrently filing via EDGAR a live Registration Statement on Form S-1 (the “Live Filing”). The changes reflected in the Live Filing include those made in response to the Staff’s comment and other updating changes to the document.

Set forth below is the Company’s response to the Staff’s comment.

Draft Registration Statement on Form S-1

General

1.	Please identify the underwriter in your next submission or filing.

The Company has identified in the Live Filing Morgan Stanley & Co. LLC as the sole book-running manager and underwriter of the offering on the front and back covers and throughout the document.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Andrew Shapiro
Andrew Shapiro Chairman and Chief Executive Officer

cc:	Mark Rosenstein, Esq.
Ledgewood, PC